

March 28, 2012

<u>Via Email</u>
Spencer Schneider, Esq.
The Stilwell Group
111 Broadway, Suite 1203A
New York, NY 10006

> **Re:** **First Financial Northwest, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed by Stilwell Value Partners II, L.P., Stilwell Value Partners V,**
> **L.P., Stilwell Value Partners VI, L.P., Stilwell Value Partners VII,**
> **L.P., Stilwell Partners, L.P., Stilwell Associates, L.P., Stilwell**
> **Associates Insurance Fund of the S.A.L. I. Multi-Series Fund L.P.,**
> **Stilwell Value LLC, Stilwell Advisers LLC, Joseph Stilwell, and**
> **Spencer L. Schneider**
> **Filed March 19, 2012**
> **File No. 01-33652**

Dear Mr. Schneider:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Letter to Shareholders

1.   Please clarify your letter to disclose whether the Stilwell participants believe a sale of some or substantially all assets would be best for the company's shareholders. In this regard, we note disclosure in the proxy statement that references the participants' belief that a sale of the Company would be in the best interest of shareholders. Please clarify.

2.   As done in the proxy statement, please clarify whether the participants have any specific plans or proposals. Also, clarify throughout the solicitation materials that there can be no assurance that shareholder value will be maximized following the implementation of any proposed plan(s). Please refer also to our subsequent comment 11.

General

3.   Please fill in all blanks and include information as of the most reasonable practicable date. For example, revise to update information required by Items 4(b) and 5(b) of Schedule 14A.

4.   Revise to provide separate disclosure with respect to each of the proposals to be presented at the annual meeting. Refer generally to Rule 14a-5. Disclose how the proxies will be voted unless instructed otherwise by shareholders.

5.   Please supplement your disclosure to include a brief background section that explains the material contacts the participants had with management of First Financial leading up to the current solicitation.

Election of the Stilwell Group's Nominees

6.   Please clarify whether the nominations were made timely and whether the Stilwell participants believe they are in compliance with the provisions set forth in the company's constitutive documents with respect to the advance notice requirements.

7.   Please supplement your disclosure to provide a brief synopsis of the regulatory approval process, the general criteria against which the nominees would be assessed, whether the participants believe that both their nominees currently meet all criteria and the time it would take in order to receive the approval if it is required. Also, please clarify further, if true, that both nominees would need to seek approval.

8.   We refer you to Item 401(e) of Regulation S-K and Release No. 33-9089 available at http://www.sec.gov/rules/final/2009/33-9089.pdf.   Please disclose the particular qualifications of each nominee considered for the board that led the Stilwell participants to conclude that they would be suitable for election to First Financial Northwest, Inc.'s board at this particular time. In this regard, please note that the mere recitation of the biographical information of each candidate, without more, is not sufficient. For example,

please revise to disclose whether consideration of specific qualities of each nominee was discussed.

9.   Please supplement your disclosure in the proxy statement and disclose that there can be no assurance that the company's nominees will serve if elected with any of the Stilwell parties' nominees.   Refer to Rule 14a-4(d)(iv).

10.   We note the participants reserve the right to vote for unidentified substitute nominees. Please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected, (3) discloses whether the nominees have commenced and/or obtained any bank regulatory approval that may be required and (4) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

11.   We refer to your letter to shareholders and the statements made regarding the absence of proposals or plans by the Group to sell the company. Please further clarify your disclosure. Specifically, set forth the basis for your belief that a sale of the Company would be in the best interests of shareholders. Additionally, disclose whether the participants have any other plans or proposals (i.e., a sale of assets) that they believe would maximize shareholder value.   If there are no plans or proposals, revise to clearly state this fact.

12.   Please disclose that Mr. Schneider resigned from the board of First Financial Northwest, Inc. and the reasons for his resignation. If known, please indicate whether there is any risk that Mr. Schneider's resignation could adversely affect his ability to obtain re-approval pursuant to the regulatory process.

Other Matters

13.   You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Solicitation and Expenses

14.   It appears that you intend to solicit proxies by mail, email, advertisement, telephone, facsimile, and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the

cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

15.   Further to our comments above. Please inform us of whether you also plan to solicit proxies via the internet and if so, if you intend to use internet chat rooms. If you will use chat rooms, please tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Voting and Proxy Procedures

16.   Please revise your discussion and provide the information required by Item 21(b) of Schedule 14A with respect to the effect of abstentions and broker non-votes for all proposals being presented at the annual meeting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

· the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Mr. Joseph Stilwell
                      Mary Ann Frantz, Esq.